EXHIBIT 99.4
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                           [LOGO - WESTERN OIL SANDS]


                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS


         TAKE NOTICE that an Annual General Meeting of the holders of Class A Shares and Class D Preferred Shares, Series A (collectively, the "Shareholders") of Western Oil Sands Inc. (the "Corporation") will be held in the Lecture Theatre at The Metropolitan Centre located at 333 Fourth Avenue S.W., Calgary, Alberta, T2P 0H9 at 3:30 p.m. (Calgary time) on May 12, 2004 (the "Meeting") for the following purposes:

1. To receive the Financial Statements of the Corporation for the year ended December 31, 2003, together with the report of the auditors thereon.

2. To elect directors as described in the Information Circular accompanying this Notice.

3. To appoint the auditors of the Corporation for the ensuing year and to authorize the Board of Directors to fix the auditors' remuneration.

4. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

         IF YOU ARE A REGISTERED SHAREHOLDER OF THE CORPORATION AND ARE UNABLE TO ATTEND THE MEETING OR ANY ADJOURNMENT THEREOF IN PERSON, PLEASE COMPLETE, SIGN AND MAIL THE ENCLOSED FORM OF PROXY TO VALIANT TRUST COMPANY, 510, 550 - 6TH AVENUE S.W., CALGARY, ALBERTA, T2P 0S2, NOT LATER THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS) PRIOR TO THE TIME OF THE MEETING OR ANY ADJOURNMENT THEREOF.

         IF YOU ARE AN UNREGISTERED SHAREHOLDER OF THE CORPORATION AND RECEIVE THESE MATERIALS THROUGH YOUR BROKER OR THROUGH ANOTHER INTERMEDIARY, PLEASE COMPLETE AND RETURN THE FORM OF PROXY IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED THEREIN.

         DATED at Calgary, Alberta, this 16th day of March, 2004.

                                           By Order of the Board of Directors

                                           (signed) "GUY J. TURCOTTE"
                                           Guy J. Turcotte
                                           President and Chief Executive Officer